Exhibit 99.2

Financial Information for the Three Months Ended March 31, 2018 of Kenon, OPC and Qoros and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary Kenon consolidated financial information

Appendix B: Summary OPC consolidated financial information

Appendix C: Definition of OPC’s EBITDA and non-IFRS reconciliation

Appendix D: Summary financial information of OPC’s subsidiaries

Appendix E: Summary operational information of OPC

Appendix F: Summary of Qoros’ Unaudited Condensed Consolidated Financial Information

Appendix G: Definition of Qoros’ EBITDA and non-IFRS Reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd and subsidiaries
 Consolidated Statements of Financial Position as of March 31, 2018 and December 31, 2017

	As of March 31,	As of December 31,
	2018	2017
	$ millions
Current assets
Cash and cash equivalents	455	1,417
Short-term investments and deposits	-	7
Trade receivables, net	35	44
Other current assets, including derivatives	20	36
Total current assets	510	1,504
Non-current assets
Investments in associated companies	269	122
Deposits, loans and other receivables, including derivative instruments	240	107
Deferred payment receivable	175	175
Property, plant and equipment, net	628	616
Intangible assets, net	2	2
Total non-current assets	1,314	1,022
Total assets	1,824	2,526
Current liabilities
Loans and debentures	86	448
Trade payables	42	59
Other payables, including derivative instruments	19	83
Amount due to associate company	101	-
Provisions	-	44
Income tax payable	5	172
Total current liabilities	253	806
Non-current liabilities
Loans, excluding current portion	500	504
Debentures, excluding current portion	84	85
Deferred taxes, net	58	53
Income tax payable	27	27
Total non-current liabilities	669	669
Total liabilities	922	1,475
Equity
Share capital	602	1,267
Shareholder transaction reserve	-	4
Translation reserve	(33)	(2)
Capital reserve	18	19
Accumulated profit / (loss)	240	(305)
Equity attributable to owners of the Company	827	983
Non-controlling interests	75	68
Total equity	902	1,051
Total liabilities and equity	1,824	2,526

Kenon Holdings Ltd and subsidiaries
 Consolidated Statements of Profit & Loss for the three months ended March 31, 2018 and 2017

	For the three months ended March 31,
	2018	2017
	$ millions
Revenue	101	93
Cost of sales and services (excluding depreciation)	(63)	(64)
Depreciation	(8)	(8)
Gross profit	30	21
Selling, general and administrative expenses	(7)	(7)
Operating profit	23	14
Financing expenses	(6)	(20)
Financing income	2	-
Financing expenses, net	(4)	(20)
Gain on third party investment in Qoros	504	-
Write back of financial guarantee	63	-
Share in losses of associated companies, net of tax	(28)	(22)
Loss before income taxes	558	(28)
Income taxes	(6)	(4)
Profit / (loss) for the period from continuing operations	552	(32)
Profit for the period from discontinued operations (after tax)	-	22
Profit / (loss) for the period	552	(10)
Attributable to:
Kenon's shareholders	545	(20)
Non-controlling interests	7	10
Profit / (loss) for the period	552	(10)
Basic/diluted (loss)/profit per share attributable to Kenon's shareholders (in dollars):
Basic/diluted profit/(loss) per share	10.13	(0.38)
Basic/diluted profit/(loss) per share from continuing operations	10.13	(0.64)
Basic/diluted profit per share from discontinued operations	-	0.26

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Cash Flows
 For the three months ended March 31, 2018 and 2017

	For the three months ended March 31,
	2018	2017
	$ millions
Cash flows from operating activities
Profit/(Loss) for the period	552	(10)
Adjustments:
Depreciation and amortization	8	48
Financing expenses, net	4	53
Share in losses of associated companies, net	28	22
Write back of financial guarantee	(63)	-
Gain on third party investment in Qoros	(504)	-
Impairment of assets	-	20
Net change in fair value of derivative financial instruments	1	-
Loss on disposal of property, plant and equipment, net	-	1
Income taxes	6	19
	32	153
Change in inventories	-	3
Change in trade and other receivables	36	(2)
Change in trade and other payables	(33)	(38)
	35	116
Income taxes paid, net	(169)	(15)
Net cash (used in)/provided by operating activities	(134)	101

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows, continued
 For the three months ended March 31, 2018 and 2017

	For the three months ended March 31,
	2018	2017
	$ millions
Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets	-	2
Short-term deposits and loans, net	7	(19)
Cash paid for businesses purchased, less cash acquired	(2)	-
Payment of transaction costs for sale of subsidiaries	(46)	-
Payments for long-term deposits	(4)	-
Acquisition of property, plant and equipment	(16)	(40)
Acquisition of intangible assets	-	(1)
Interest received	-	1
Proceeds from dilution of associate	260	-
Receipt/(Payment) to release financial guarantee	18	(57)
Net cash provided by/(used in) investing activities	217	(114)

Cash flows from financing activities
Dividend paid to non-controlling interests	-	(7)
Capital distribution	(665)	-
Receipt of long-term loans and issuance of debentures	7	78
Repayment of long-term loans and debentures	(7)	(40)
(Repayment)/Proceed of short-term credit from banks and others, net	(378)	5
Interest paid	(6)	(33)
Net cash (used in)/provided by financing activities	(1,049)	3

Decrease in cash and cash equivalents	(966)	(10)
Cash and cash equivalents at beginning of the period	1,417	327
Effect of exchange rate fluctuations on balances of cash and cash equivalents	4	12
Cash and cash equivalents at end of the period	455	329

Information regarding reportable segments

The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:

	For the three months ended March 31, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	101	-	-	-	101
Depreciation and amortization	(8)	-	-	-	(8)
Financing income	-	-	18	(16)	2
Financing expenses	(5)	(1)	(16)	16	(6)
Write back of financial guarantee	-	63	-	-	63
Gain on third party investment in Qoros	-	504	-	-	504
Share in losses of associated companies	-	(15)	(13)	-	(28)
Profit / (Loss) before taxes	22	551	(15)	-	558
Income taxes	(6)	-	-	-	(6)
Profit / (Loss) from continuing operations	16	551	(15)	-	552
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon and holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(3)	“Adjustments” includes inter-segment financing income and expenses.

	For the three months ended March 31, 2017[1]
	OPC	Quantum[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	93	-	-	-	93
Depreciation and amortization	(8)	-	-	-	(8)
Financing income	1	-	2	(3)	-
Financing expenses	(7)	(2)	(14)	3	(20)
Share in losses of associated companies	-	(21)	(1)	-	(22)
Profit / (Loss) before taxes	14	(23)	(19)	-	(28)
Income taxes	(3)	-	(1)	-	(4)
Profit / (Loss) from continuing operations	11	(23)	(20)	-	(32)
____________________________________
(1)	Results during this period have been reclassified to reflect the results of the Inkia power generation and distribution business (which was sold on December 31, 2017) as discontinued operations.
(2)	Quantum is a wholly-owned subsidiary of Kenon and holds Kenon's interest in Qoros.
(3)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(4)	“Adjustments” includes inter-segment financing income and expenses.

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net (losses) / earnings of associated companies
	as of		for the period ended
	March 31,	December 31,	March 31,	March 31,
	2018	2017	2018	2017
	$ millions		$ millions
ZIM	109	120	(13)	(1)
Qoros	160	2	(15)	(21)
	269	122	(28)	(22)

Appendix B

Summary OPC consolidated financial information1

OPC’s Consolidated Statement of Profit

	For the three months ended March 31,
	2018	2017
	(in millions of USD)
Sales	101	93
Cost of sales (excluding depreciation and amortization)	(63)	(63)
Depreciation and amortization	(8)	(8)
Gross profit	30	22
General, selling and administrative expenses	(3)	(2)

Operating profit	27	20
Financing expenses	(5)	(7)
Financing income	-	1
Financing expenses, net	(5)	(6)
Profit before taxes	22	14
Taxes on income	(6)	(3)
Net profit for the period	16	11
Attributable to:
Equity holders of the company	13	8
Non-controlling interest	3	3
Net profit for the period	16	11

(1)	Translations of NIS amounts into US Dollars use a rate of 3.5: 1 for 2018 and 3.7: 1 for 2017.

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the three months ended March 31,
	2018	2017
	(in millions of USD)
Cash flows provided by operating activities	27	35
Cash flows used in investing activities	(22)	(37)
Cash flows provided by (used in) financing activities	(5)	38

Increase in cash and cash equivalents	-	36
Cash and cash equivalents at end of the period	145	60
Investments in property, plant and equipment	15	16
Total depreciation and amortization	8	8

Summary Data from OPC’s Consolidated Statement of Financial Position

	As of
	March 31, 2018	December 31, 2017
	(in millions of USD)
Total financial liabilities[1]	611	504
Total monetary assets[2]	145	60
Total equity attributable to the owners	184	130
Total assets	942	781

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix C

Definition of OPC’s EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents EBITDA, which is considered to be a “non-IFRS financial measure.”

OPC defines “EBITDA” as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA as a measure of OPC's profitability since it does not take into consideration certain costs and expenses that result from OPC's business that could have a significant effect on net profit, such as financial expenses, taxes, depreciation, capital expenses and other related items.

OPC believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

For the three months ended March 31, 2018
(in USD millions)
Net profit for the period	16
Depreciation and amortization	8
Financing expenses, net	5
Income tax expense	6
EBITDA	35

For the three months ended March 31, 2017
(in USD millions)
Net profit for the period	11
Depreciation and amortization	8
Financing expenses, net	6
Income tax expense	3
EBITDA	28

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, deposits and restricted cash for OPC’s subsidiaries as of March 31, 2018:

	OPC-Rotem	OPC-Hadera	Zomet	OPC Energy & Others	Total OPC

Debt (excluding accrued interest)	371	150	4	90	615
Cash and cash equivalents	52	23	0	70	145
Short- and long-term deposits and restricted cash (including debt service reserves)	48	2	-	28	77
Debt service reserves	26	-	-	5	31

The tables below set forth debt, cash and cash equivalents, deposits and restricted cash for OPC’s subsidiaries as of March 31, 2017:

	OPC-Rotem	OPC-Hadera	OPC Energy & Others	Total OPC

Debt (excluding accrued interest)	380	70	55	504
Cash and cash equivalents	25	30	1	60
Short- and long-term deposits and restricted cash (including debt service reserves)	42	-	4	46
Debt service reserves	20	-	4	25

Appendix E

Summary Operational Information of OPC

The tables below set forth details of sales, generation and purchases of electricity by OPC and availability and net generation of OPC split by the Rotem plant and the Hadera energy center (kWh in millions):

	For the three-months ended March 31,
	2018	2017
Sales to private customers	973	976
Sales to the system administrator	38	39
Total sales	1,011	1,015

	For the three-months ended March 31,
	2018	2017
Net generation of electricity	976	991
Purchase of electricity from the system administrator	35	24
Total volume of electricity generated and purchases from the system administrator	1,011	1,015

	For the three-months ended March 31,
	2018		2017
	Availability (%)	Net generation (kWh in millions)	Availability (%)	Net generation (kWh in millions)
Rotem	100%	951	100%	967
Hadera	99.8%	25	91.4%	24

Appendix F

Summary of Qoros’ Unaudited Condensed Consolidated Financial Information

	For the three months ended
In millions of RMB	March 31, 2018	March 31, 2017

Revenue	1,059	406
Cost of sales	(1,260)	(477)

Gross loss	(201)	(71)
Other income	3	11
Research and development expenses	(26)	(37)
Selling, general and administrative expenses	(101)	(100)
Other expenses	(5)	(8)
Loss from operation	(330)	(205)
Finance income	2	4
Finance costs	(91)	(82)
Net finance cost	(89)	(78)
Loss for the period	(419)	(283)

Qoros’ Consolidated Statement of Financial Position

	As of March 31,	As of December 31,
In millions of RMB	2018	2017
Assets
Property, plant and equipment	3,776	3,875
Intangible assets	3,888	4,011
Prepayments	20	22
Lease prepayments	194	195
Trade and other receivables	92	91
Equity-accounted investees	2	2
Non-current assets	7,972	8,196
Inventories	455	389
VAT recoverable	790	828
Trade and other receivables	122	38
Prepayments	210	173
Pledged deposits	6	26
Cash and cash equivalents	2,648	77

Current assets	4,231	1,531

Total assets	12,203	9,727

Equity
Paid-in capital	10,425	10,425
Reserves	53	54
Accumulated losses	(12,138)	(11,645)

Total deficit	(1,660)	(1,166)

Liabilities
Loans and borrowings	3,848	4,228
Deferred income	158	161
Trade and other payables	3,380	1,208
Provisions	73	65

Non-current liabilities	7,459	5,662

Loans and borrowings	2,832	2,511
Trade and other payables	3,552	2,704
Deferred income	20	16

Current liabilities	6,404	5,231

Total liabilities	13,863	10,893

Total equity and liabilities	12,203	9,727

Appendix G

Definition of Qoros’ EBITDA and non-IFRS Reconciliation

This press release presents the EBITDA of Qoros, which is a financial metric considered to be a “non-IFRS financial measure.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating profit, net profit or per share data prepared in accordance with IFRS.

Qoros defines “EBITDA” for each period as net loss for the period, excluding net finance costs and depreciation and amortization. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net profit, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Qoros believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of Qoros’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of Qoros’ net loss to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the three months ended
In millions of RMB	March 31, 2018	March 31, 2017
Net loss for the period	(419)	(283)
Net finance costs	89	78
Depreciation and Amortization	224	117
EBITDA	(106)	(88)